Constellium SE Second Quarter Report 2021

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Management's discussion and analysis of financial condition and results of operations	3
Constellium SE Unaudited Interim Condensed Consolidated Financial Statements at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021 and 2020	F-1
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MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
The following discussion and analysis, or MD&A, is based principally on our unaudited condensed interim consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 and should be read in conjunction with our Annual Report on Form 20-F for the year ended December 31, 2020 and our unaudited condensed interim consolidated financial statements as of June 30, 2021 and for the three and six months ended June 30, 2021 and 2020 which appear elsewhere in this quarterly report.
The following discussion and analysis includes forward-looking statements. These forward-looking statements are subject to risks, uncertainties and other factors that could cause our actual results to differ materially from those expressed or implied by our forward-looking statements. Factors that could cause or contribute to these differences include, but are not limited to, those discussed below and elsewhere in this quarterly report.
Overview
We are a global leader in the development, manufacture and sale of a broad range of highly engineered, value-added specialty rolled and extruded aluminium products to the packaging, aerospace, automotive, other transportation and industrial end-markets. As of June 30, 2021, we had approximately 12,000 employees, 29 production facilities, three R&D centers, and three administrative centers.
We serve a diverse set of customers across a broad range of end-markets with very different product needs, specifications and requirements. As a result, we have organized our business into three segments to better serve our customer base:
•Our Packaging & Automotive Rolled Products segment produces aluminium sheet and coils, which primarily includes beverage and food can stock, closure stock, foil stock and automotive rolled products.
•Our Aerospace & Transportation segment produces technologically advanced aluminium and specialty material products, including plate and sheet, with applications across the global aerospace, defense, transportation, and industrial sectors.
•Our Automotive Structures & Industry segment produces technologically advanced structures for the automotive industry (including crash-management systems, body structures, side impact beams and battery enclosures), soft and hard alloy extrusions and large extruded profiles for automotive, railroad, energy, building and industrial applications.
For the three and six months ended June 30, 2021 our segments represented the following percentages of total Revenue and total Adjusted EBITDA:

	Three months ended June 30, 2021		Six months ended June 30, 2021
(as a % of total)	Revenue	Adjusted EBITDA	Revenue	Adjusted EBITDA
P&ARP	60%	55%	58%	56%
A&T	18%	25%	18%	21%
AS&I	22%	24%	24%	27%
Holdings and Corporate	—%	(4%)	—%	(4%)
Total	100%	100%	100%	100%

Key Factors Influencing Constellium’s Financial Condition and Results from Operations
Impact of COVID-19
The COVID-19 pandemic reduced demand from our customers across each of our segments in 2020 and continued to adversely impact demand from our aerospace customers in the first half of 2021. Many of our relationships with our customers are governed by requirements contracts, under which we supply based on our customers’ needs. Reduced production by our customers therefore has a direct impact on our revenues. As demand for our products and our resulting production levels decline, our operating margins are adversely impacted.
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Although the duration and severity of this global pandemic or its ultimate impact on the global economy and our business and results cannot reasonably be estimated, we remain confident in our ability to navigate through this global crisis. In response to macroeconomic uncertainty, we maintain a significant liquidity position, with €887 million at June 30, 2021.
We continue to evaluate the impact that this global pandemic may have on our future results of operations, cash flows, financial position and liquidity, and the foregoing views are based on currently available information.
Economic Conditions and Markets
We are directly impacted by the economic conditions that affect our customers and the markets in which they operate. General economic conditions such as the level of disposable income, the level of inflation, the rate of economic growth, the rate of unemployment, exchange rates and currency devaluation or revaluation influence consumer confidence and consumer purchasing power. These factors, in turn, influence the demand for our products in terms of total volumes and prices that can be charged. In some cases, we are able to mitigate the risk of a downturn in our customers’ businesses by building committed minimum volume thresholds into our commercial contracts. We further seek to mitigate the risk of a downturn by utilizing a temporary workforce for certain operations, which allows us to match our resources with the demand for our services.
Although the metals industry and our end-markets are cyclical in nature and expose us to related risks, we believe that the diversity of our portfolio and our exposure to secular growth trends help the Company weather these economic cycles in each of our three main end-markets of packaging, aerospace and automotive:
•Can packaging tends not to be highly correlated to the general economic cycle. In addition, we believe can sheet has an attractive long-term growth outlook due to increased consumer preference for cans as a package and the sustainable attributes of aluminium.
•While aerospace demand is currently weak, we believe the longer term trends including increasing passenger traffic and the fleet replacement towards newer and more fuel efficient aircrafts are likely to be resilient.
•In the automotive market, demand for aluminium has been increasing in recent years triggered by a light-weighting trend for new car models, which increases fuel efficiency, reduces emissions and increases vehicle safety. We expect this to continue and be enhanced by increased demand for electric vehicles.
Aluminium Consumption
The aluminium industry is cyclical and is affected by global economic conditions, industry competition and product development. Aluminium is increasingly seen as the material of choice in a number of applications, including packaging, automotive and aerospace. Aluminium is lightweight, has a high strength-to-weight ratio and is resistant to corrosion. It compares favorably to several alternative materials, such as steel, in these respects. Aluminium is also infinitely recyclable without any material decline in performance or quality. The recycling of aluminium delivers energy and capital investment savings relative to the cost of producing both primary aluminium and many other competing materials. Due to these qualities, the penetration of aluminium in a wide variety of applications continues to increase. We believe that long-term growth in aluminium consumption generally, and demand for those products we produce specifically, will be supported by factors that include growing populations, greater purchasing power and increasing focus on sustainability and environmental issues, globally.
Aluminium Prices
Aluminium prices are determined by worldwide forces of supply and demand and can be volatile. We operate a pass–through model and therefore, to the extent possible, avoid taking aluminium price risk. In case of significant sustained increases in the price of aluminium, the demand for our products may be affected over time.
The price we pay for aluminium includes regional premiums, such as the Rotterdam premium for metal purchased in Europe or the Midwest premium for metal purchased in the U.S. The regional premiums, which had historically been fairly stable, have been more volatile in recent years. Like LME prices, we seek to pass-through this regional premium price risk to our customers or to hedge it in the financial markets. However, in certain instances, we are not able to pass through or hedge this cost.
We believe our cash flows are largely protected from variations in LME prices due to the fact that we hedge our sales based on their replacement cost, by matching the price paid for our aluminium purchases with the price received from our aluminium sales, at a given time, using hedges when necessary. As a result, when LME prices increase, we have limited additional cash requirements to finance the increased replacement cost of our inventory.

The average LME transaction price, Midwest Premium and Rotterdam Premium per ton of primary aluminium using U.S. dollar prices converted to Euros at the applicable European Central Bank rates for the three and six months ended June 30, 2021 and 2020 are presented below:

	For the three months ended June 30,		For the six months ended June 30,

(Euros per ton)	2021	2020	2021	2020

Average LME transaction price	1,987	1,359	1,866	1,448
Average Midwest Premium	465	191	383	239
Average all-in aluminium price U.S.	2,452	1,550	2,249	1,687

Average LME transaction price	1,987	1,359	1,866	1,448
Average Rotterdam Premium	198	93	169	114
Average all-in aluminium price Europe	2,185	1,452	2,035	1,562
Product Price and Margin
Our products are typically priced based on three components: (i) the LME price, (ii) a regional premium and (iii) a conversion margin.
Our risk management practices aim to reduce, but do not entirely eliminate, our exposure to changing primary aluminium and regional premium prices. Moreover, while we limit our exposure to unfavorable price changes, we also limit our ability to benefit from favorable price changes. We do not apply hedge accounting for the derivative instruments entered into to hedge our exposure to changes in metal prices and the mark-to-market movements for these instruments are recognized in Other gains and losses—net.
Our results are also impacted by changes in the difference between the prices of primary and scrap aluminium. As we price our product using the prevailing price of primary aluminium but purchase large amounts of scrap aluminium to manufacture our products, we benefit when primary aluminium price increases exceed scrap price increases. Conversely, when scrap price increases exceed primary aluminium price increases, our results are negatively impacted. The difference between the price of primary aluminium and scrap prices is referred to as the “scrap spread” and is impacted by the effectiveness of our scrap purchasing activities, the supply of scrap available and movements in the terminal commodity markets.
Volumes
The profitability of our businesses is determined, in part, by the volume of tons processed and sold. Increased production volumes will generally result in lower per unit costs. Higher volumes sold will generally result in additional revenue and associated margins.
Personnel Costs
Our operations are labor intensive. Our personnel costs represented 18% and 20% of our cost of sales, selling and administrative expenses and R&D expenses for the six months ended June 30, 2021 and 2020, respectively.
Personnel costs generally increase and decrease with the expansion or contraction in production levels of operating facilities. Personnel costs include the salaries, wages and benefits of our employees, as well as costs related to temporary labor. During our seasonal peaks and especially during the summer months, we have historically increased our temporary workforce to compensate for staff on vacation and increased volume of activity.
Currency
We are a global company with operations in France, the United States, Germany, Switzerland, the Czech Republic, Slovakia, Spain, Mexico, Canada and China, as of June 30, 2021. As a result, our revenue and earnings have exposure to a number of currencies, primarily the euro, the U.S. dollar and the Swiss Franc. As our presentation currency is the euro, and the functional currencies of the businesses located outside of the Eurozone are primarily the U.S. dollar and the Swiss franc, the results of the businesses located outside of the Eurozone must be translated each period to euros. Accordingly, fluctuations in the exchange rate of the functional currencies of our businesses located outside of the Eurozone against the euro have a translation impact on our results of operations.
We engage in significant hedging activity to attempt to mitigate the effects of foreign currency transactions on our profitability. Transaction impacts arise when our businesses transact in a currency other than their own functional currency. As a result, we are exposed to foreign exchange risk on payments and receipts in multiple currencies. In Europe, a portion of our revenue is denominated in U.S. dollars while the majority of our costs incurred are denominated in local currencies.
Where we have multiple-year sales agreements in U.S. dollars by euro-functional currency entities, we have entered into derivative contracts to forward sell U.S. dollars to match these future sales. With the exception of certain derivative instruments entered into to hedge the foreign currency risk associated with the cash flows of certain highly probable forecasted sales, which we have designated for hedge accounting, hedge accounting is not applied to such ongoing commercial transactions and therefore the mark-to-market impact is recorded in Other gains and losses —net.

Results of Operations for the three and six months ended June 30, 2021 and 2020

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2021		2020		2021		2020

Revenue	1,518	100%	1,031	100%	2,859	100%	2,468	100%
Cost of sales	(1,319)	87%	(957)	93%	(2,518)	88%	(2,241)	91%
Gross profit	199	13%	74	7%	341	12%	227	9%
Selling and administrative expenses	(67)	4%	(57)	6%	(127)	4%	(123)	5%
Research and development expenses	(9)	1%	(7)	1%	(20)	1%	(20)	1%
Other gains and losses - net	44	3%	(11)	1%	87	3%	(79)	3%
Income from operations	167	11%	(1)	—%	281	10%	5	—%
Finance costs - net	(37)	2%	(42)	4%	(92)	3%	(87)	4%
Income before income taxes	130	9%	(43)	4%	189	7%	(82)	3%
Income tax (expense) / benefit	(22)	1%	11	1%	(33)	1%	19	1%
Net income / (loss)	108	7%	(32)	3%	156	5%	(63)	3%
Shipment volumes (in kt)	406	n/a	310	n/a	791	n/a	703	n/a
Revenue per ton (€ per ton)	3,739	n/a	3,326	n/a	3,614	n/a	3,511	n/a
Revenue
For the three months ended June 30, 2021, revenue increased by 47% to €1,518 million compared to €1,031 million for the three months ended June 30, 2020. This increase reflected an increase in shipments and higher revenue per ton. For the three months ended June 30, 2021, sales volumes increased by 31% to 406 kt compared to 310 kt for the three months ended June 30, 2020. This increase reflected an 29% increase in volumes for P&ARP, an 16% increase in volumes for A&T and an 56% increase in volumes for AS&I. For the three months ended June 30, 2021, revenue per ton increased by 12% to €3,739 from €3,326 for the three months ended June 30, 2020 primarily reflecting higher metal prices.
For the six months ended June 30, 2021, revenue increased by 16% to €2,859 million compared to €2,468 million for the six months ended June 30, 2020. This increase reflected an increase in shipments and higher revenue per ton. For the six months ended June 30, 2021, sales volumes increased by 12% to 791 kt compared to 703 kt for the six months ended June 30, 2020. This increase reflected an 12% increase in volumes for P&ARP, an 27% increase in volumes for AS&I, partially offset by a 3% decrease in volumes for A&T. For the six months ended June 30, 2021, revenue per ton increased by 3% to €3,614 from €3,511 for the six months ended June 30, 2020 reflecting higher metal prices partially offset by weaker price and mix.
Our revenue is discussed in more detail in the “Segment Results” section.

Cost of Sales
For the three months ended June 30, 2021, cost of sales increased by 38% to €1,319 million compared to €957 million for the three months ended June 30, 2020. This increase in cost of sales was primarily driven by an increase of €327 million, or 54%, in raw materials and consumables used due to higher volumes and higher metal prices and an increase of €25 million, or 15%, in labor costs compared to the three months ended June 30, 2020 primarily due to higher activity levels partially offset by cost reduction initiatives and State aid benefits received in 2020 and not in 2021. Our production increased significantly on strong end market demand across most of our end markets in the three months ended June 30, 2021, while our production was negatively impacted in the three months ended June 30, 2020 by the measures taken in various countries in response to the COVID-19 pandemic.
For the six months ended June 30, 2021, cost of sales increased by 12% to €2,518 million compared to €2,241 million for the six months ended June 30, 2020. This increase in cost of sales was primarily driven by an increase of €293 million, or 20%, in raw materials and consumables used due to higher volumes and higher metal prices.
Selling and Administrative Expenses
For the three months ended June 30, 2021, selling and administrative expenses increased by 18% to €67 million compared to €57 million for the three months ended June 30, 2020. The increase reflected primarily an increase of employee benefit expenses of €8 million and an increase in professional fees of €2 million.
For the six months ended June 30, 2021, selling and administrative expenses increased by 3% to €127 million compared to €123 million for the six months ended June 30, 2020. The increase reflected primarily, an increase of employee benefit expenses of €7 million, partially offset by a reduction of professional fees of €2 million.
Research and Development Expenses
For the three months ended June 30, 2021, research and development expenses increased to €9 million compared to €7 million for the three months ended June 30, 2020. Research and development expenses are presented net of €3 million of research and development tax credits received in France for each of the three months ended June 30, 2021 and 2020.
For the six months ended June 30, 2021 and 2020, research and development expenses were stable at €20 million. Research and development expenses are presented net of €5 million and €6 million of research and development tax credits received in France for the six months ended June 30, 2021 and 2020, respectively.
Other Gains and Losses, net

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020

Realized gains / (losses) on derivatives	31	(32)	45	(44)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	17	43	45	(10)
Losses reclassified from OCI as a result of hedge accounting discontinuation	—	(5)	—	(5)
Unrealized exchange gains / (losses) from the remeasurement of monetary assets and liabilities—net	(1)	1	1	(1)
Impairment of assets	—	(5)	—	(5)
Restructuring costs	(2)	(11)	(3)	(11)
Losses on pension plan amendments	(2)	(2)	(2)	(2)
Other	1	—	1	(1)
Total other gains and losses, net	44	(11)	87	(79)

The following table provides an analysis of realized and unrealized gains and losses by nature of exposure:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020

Realized (losses) / gains on foreign currency derivatives	(2)	—	(4)	2
Realized gains / (losses) on commodity derivatives	33	(32)	49	(46)
Realized gains / (losses) on derivatives	31	(32)	45	(44)

Unrealized gains / (losses) on foreign currency derivatives	3	(1)	11	(2)
Unrealized gains / (losses) on commodity derivatives	14	44	34	(8)
Unrealized gains / (losses) on derivatives at fair value through profit and loss—net	17	43	45	(10)
Realized gains or losses relate to financial derivatives used by the group to hedge underlying commercial transactions. Realized gains and losses on these derivatives are recognized in other gains and losses, net and are offset by the commercial transactions accounted for in cost of sales.
Unrealized gains or losses relate to financial derivatives used by the group to hedge forecasted commercial transactions. Unrealized gains or losses on these derivatives are recognized in other gains and losses, net and are offset by the change in the value of forecasted transactions which are not yet accounted for.
Changes in realized and unrealized gains / (losses) on derivatives for the three and six months ended June 30, 2021 as compared to the three and six months ended June 30, 2020 primarily reflected the increase in metal prices.
In the quarter ended June 30, 2020, we determined that a portion of the hedged forecasted sales for the remainder of 2020 and for 2021 to which hedge accounting was applied were no longer expected to occur. Consequently, the fair value of the related derivatives accumulated in equity was reclassified to the income statement, which resulted in a €5 million loss for the three and six months ended June 30, 2020.
In the quarter ended June 30, 2020, we determined that certain assets of our Nanjing, China operations within the AS&I segment were impaired which resulted in a €5 million charge for the three and six months ended June 30, 2020.
For the three months ended June 30, 2021 and 2020, restructuring costs were €2 million and €11 million, respectively and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment.
For the six months ended June 30, 2021 and 2020, restructuring costs were €3 million and €11 million, respectively and were primarily related to restructuring plans in the U.S. and in Europe in our A&T segment.
Finance Costs, net
For the three months ended June 30, 2021, finance costs, net decreased by €5 million to €37 million compared to €42 million for the three months ended June 30, 2020. This decrease primarily reflects lower interest costs and factoring fees, partially offset by one-time costs relating to the redemption of our $400 million 5.75% Senior Notes due 2024, which included €3 million of redemption fees and a €3 million write-off of unamortized debt issuance costs.
For the six months ended June 30, 2021, finance costs, net increased by €5 million to €92 million compared to €87 million for the six months ended June 30, 2020. This increase primarily reflects one-time costs, which included €12 million of redemption fees and a €11 million write-off of unamortized debt issuance costs relating to our refinancing activities in the six months ended June 30, 2021 as compared to a €1 million write-off of unamortized debt issuance costs in the six months ended June 30, 2020, partially offset by lower interest costs and factoring fees.

Income Tax
For the three and six months ended June 30, 2021, income tax was an expense of €22 million and €33 million, respectively compared to a benefit of €11 million and €19 million for the three and six months ended June 30, 2020, respectively.
For the three and six months ended June 30, 2021, our effective tax rate was 17% of our income before income tax compared to a statutory tax rate of 28.4%. Our effective tax rate was lower than the statutory rate, primarily due to the geographical mix of our pre-tax results and the favorable impact of previously unrecognized deferred tax assets.
For the three and six months ended June 30, 2020, our effective tax rate was 26% and 23% of our loss before income tax, respectively compared to a statutory rate of 32.0%. Our effective tax rate was lower than the statutory rate, due to the geographical mix of our pre-tax results and the unfavorable impact of unrecognized deferred tax assets for losses in jurisdictions where we believe it is not probable that these losses will be utilized.
The statutory tax rate decreased to 28.4% in the three and six months ended June 30, 2021 from 32.0% in the six months ended June 30, 2020 as a result of changes in the applicable tax rates in France.
Net Income / Loss
As a result of the foregoing factors, we recognized a net income of €108 million and a net loss of €32 million in the three months ended June 30, 2021 and 2020, respectively. We recognized a net income of €156 million and a net loss of €63 million in the six months ended June 30, 2021 and 2020, respectively.

Segment Results
Segment Revenue
The following table sets forth the revenue for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2021		2020		2021		2020

P&ARP	907	60%	565	55%	1,673	58%	1,317	53%
A&T	287	18%	250	24%	532	18%	609	24%
AS&I	345	22%	222	21%	695	24%	564	23%
Inter-segment eliminations	(21)	n.m.	(6)	n.m.	(41)	n.m.	(22)	n.m.
Total revenue	1,518	100%	1,031	100%	2,859	100%	2,468	100%
n.m. not meaningful
P&ARP
For the three months ended June 30, 2021, revenue in our P&ARP segment increased 61% to €907 million compared to €565 million for the three months ended June 30, 2020 primarily as a result of higher shipments and higher revenue per ton. P&ARP shipments were up 29% or 63 kt, due to higher shipments in packaging, automotive and specialty and other thin-rolled products. For the three months ended June 30, 2021, revenue per ton increased by 25% to €3,194 per ton from €2,557 per ton for the three months ended June 30, 2020, primarily driven by higher metal prices.
For the six months ended June 30, 2021, revenue in our P&ARP segment increased 27% to €1,673 million compared to €1,317 million for the six months ended June 30, 2020 primarily as a result of higher shipments and higher revenue pert ton. P&ARP shipments were up 12% or 61 kt, due to higher shipments in packaging, automotive and specialty and other rolled products. For the six months ended June 30, 2021, revenue per ton increased by 13% to €3,036 per ton from €2,688 per ton for the six months ended June 30, 2020, primarily driven by higher metal prices.

A&T
For the three months ended June 30, 2021, revenue in our A&T segment increased 15% to €287 million compared to €250 million for the three months ended June 30, 2020, due higher shipments partially offset by lower revenue per ton. A&T shipments were up 16% or 8 kt as higher transportation, industry, defense and other rolled product shipments were partially offset by lower volumes of aerospace rolled products as a result of continued challenging market conditions resulting from the COVID-19 pandemic. For the three months ended June 30, 2021, revenue per ton decreased by 3% to €5,415 per ton from €5,556 per ton for the three months ended June 30, 2020, primarily reflecting a less favorable mix with lower aerospace rolled product shipments and a higher proportion of transportation, industry, defense and other rolled product shipments, partially offset by higher metal prices.
For the six months ended June 30, 2021, revenue in our A&T segment decreased 13% to €532 million compared to €609 million for the six months ended June 30, 2020, due to lower shipments and lower revenue per ton. A&T shipments were down 3%, due to lower volumes of aerospace rolled products as a result of continued challenging market conditions resulting from the COVID-19 pandemic, partially offset by higher transportation, industry, defense and other rolled product shipments. For the six months ended June 30, 2021, revenue per ton decreased by 10% to €5,275 per ton from €5,856 per ton for the six months ended June 30, 2020, primarily reflecting a less favorable mix with lower aerospace product shipments and a higher proportion of transportation, industry, defense and other rolled product shipments, partially offset by higher metal prices.
AS&I
For the three months ended June 30, 2021, revenue in our AS&I segment increased 55% to €345 million compared to €222 million for the three months ended June 30, 2020, due to higher shipments and stable revenue per ton. AS&I shipments were up 56%, or 25 kt, on higher shipments of automotive and other extruded products on strong market demand. For the three months ended June 30, 2021, revenue per ton decreased by 1% to €5,000 per ton from €5,045 per ton for the three months ended June 30, 2020, primarily reflecting change in mix with higher other extruded product shipments, partially offset by higher metal prices.
For the six months ended June 30, 2021, revenue in our AS&I segment increased 23% to €695 million compared to €564 million for the six months ended June 30, 2020, due to higher shipments partially offset by lower revenue per ton. AS&I shipments were up 27%, or 30 kt, on higher shipments of automotive and other extruded products on strong market demand. For the six months ended June 30, 2021, revenue per ton decreased by 4% to €4,986 per ton from €5,174 per ton for the six months ended June 30, 2020, reflecting a change in mix with higher other extruded product shipments, partially offset by higher metal prices.

Segment Adjusted EBITDA
The following table sets forth the Adjusted EBITDA for our operating segments for the periods presented:

	For the three months ended June 30,				For the six months ended June 30,
(in millions of Euros and as a % of revenue)	2021		2020		2021		2020

P&ARP	94	10%	58	10%	162	10%	124	9%
A&T	42	15%	31	12%	61	11%	83	14%
AS&I	41	12%	(1)	—%	79	11%	33	6%
Holdings and Corporate	(7)	n.m.	(7)	n.m.	(11)	n.m.	(12)	n.m.
Total Adjusted EBITDA	170	11%	81	8%	291	10%	228	9%
n.m. not meaningful
Adjusted EBITDA is not a measure defined by IFRS. We believe the most directly comparable IFRS measure to Adjusted EBITDA is our net income or loss for the relevant period.
In considering the financial performance of the business, management analyzes the primary financial performance measure of Adjusted EBITDA in all of our business segments. Our Chief Operating Decision Maker (“CODM”) measures the profitability and financial performance of our operating segments based on Adjusted EBITDA. Adjusted EBITDA is defined as income/(loss) from continuing operations before income taxes, results from joint ventures, net finance costs, other expenses and depreciation and amortization as adjusted to exclude restructuring costs, impairment charges, unrealized gains or losses on derivatives and on foreign exchange differences on transactions that do not qualify for hedge accounting, metal price lag, share-based compensation expense, effects of certain purchase accounting adjustments, start-up and development costs or acquisition, integration and separation costs, certain incremental costs and other exceptional, unusual or generally non-recurring items.
We believe Adjusted EBITDA, as defined above, is useful to investors as it illustrates the underlying performance of continuing operations by excluding non-recurring and non-operating items. Similar concepts of adjusted EBITDA are frequently used by securities analysts, investors and other interested parties in their evaluation of our company and in comparison to other companies, many of which present an adjusted EBITDA-related performance measure when reporting their results.
Adjusted EBITDA has limitations as an analytical tool. It is not a measure defined by IFRS and therefore does not purport to be an alternative to operating profit or net income as a measure of operating performance or to cash flows from operating activities as a measure of liquidity. Adjusted EBITDA is not necessarily comparable to similarly titled measures used by other companies. As a result, you should not consider Adjusted EBITDA in isolation from, or as a substitute analysis for, our results prepared in accordance with IFRS.
The following table reconciles our net income / (loss) to our Adjusted EBITDA:

	For the three months ended June 30,		For the six months ended June 30,
(in millions of Euros)	2021	2020	2021	2020

Net income / (loss)	108	(32)	156	(63)
Income tax expense / (benefit)	22	(11)	33	(19)
Finance costs, net	37	42	92	87
Depreciation and amortization	65	66	128	132
Impairment of assets	—	5	—	5
Restructuring costs	2	11	3	11
Unrealized (gains) / losses on derivatives	(16)	(43)	(44)	10
Unrealized exchange (gains) / losses from remeasurement of monetary assets and liabilities—net	1	(1)	(1)	1
Losses / (gains) on pension plan amendments	2	2	2	2
Share-based compensation	3	5	7	8
Metal price lag(a)	(54)	25	(85)	40
Start-up and development costs(b)	—	2	—	4
Other(c)	—	10	—	10
Adjusted EBITDA	170	81	291	228
________________
a.Metal price lag represents the financial impact of the timing difference between when aluminium prices included within Constellium's Revenue are established and when aluminium purchase prices included in Cost of sales are established. The Group accounts for inventory using a weighted average price basis and this adjustment aims to remove the effect of volatility in LME prices. The calculation of the Group metal price lag adjustment is based on an internal standardized methodology calculated at each of Constellium’s manufacturing sites and is primarily calculated as the average value of product recorded in inventory, which approximates the spot price in the market, less the average value transferred out of inventory, which is the weighted average of the metal element of cost of sales, based on the quantity sold in the period.
b.Start-up and development costs, for the six months ended June 30, 2020, were related to new projects in our AS&I operating segment.
c.Other, in the six months ended June 30, 2020, includes €5 million of procurement penalties and termination fees incurred because of the Group's inability to fulfill certain commitments due to the COVID-19 pandemic and a €5 million loss resulting from the discontinuation of hedge accounting for certain forecasted sales that were determined to be no longer expected to occur in light of the COVID-19 pandemic effects.

The following tables present the primary drivers for changes in Adjusted EBITDA for each one of our three segments:

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the three months ended June 30, 2020	58	31	(1)
Volume	42	11	25
Price and product mix	7	(6)	18
Costs	(8)	8	(1)
Foreign exchange and other	(5)	(2)	—
Adjusted EBITDA for the three months ended June 30, 2021	94	42	41

(in millions of Euros)	P&ARP	A&T	AS&I
Adjusted EBITDA for the six months ended June 30, 2020	124	83	33
Volume	39	(21)	31
Price and product mix	7	(34)	13
Costs	—	36	2
Foreign exchange and other	(8)	(3)	—
Adjusted EBITDA for the six months ended June 30, 2021	162	61	79
P&ARP
For the three months ended June 30, 2021, Adjusted EBITDA in our P&ARP segment increased 63% to €94 million compared to €58 million for the three months ended June 30, 2020, primarily due to higher shipments, improved price and mix and favorable metal costs partially offset by higher costs and unfavorable foreign exchange translation. For the three months ended June 30, 2021, Adjusted EBITDA per metric ton increased by 27% to €332 from €262 for the three months ended June 30, 2020.
For the six months ended June 30, 2021, Adjusted EBITDA in our P&ARP segment increased 31% to €162 million compared to €124 million for the six months ended June 30, 2020, primarily due to higher shipments, improved price and mix and strong cost control partially offset by unfavorable foreign exchange translation. For the six months ended June 30, 2021, Adjusted EBITDA per metric ton increased by 17% to €294 from €252 for the six months ended June 30, 2020.
A&T
For the three months ended June 30, 2021, Adjusted EBITDA in our A&T segment increased 34% to €42 million compared to €31 million for the three months ended June 30, 2020, primarily due to higher shipments on strong transportation, industry and defense rolled product demand and strong cost control, partially offset by weaker price and mix from challenging aerospace market conditions resulting from the COVID-19 pandemic. For the three months ended June 30, 2021, Adjusted EBITDA per metric ton increased by 15% to €794 from €691 in the three months ended June 30, 2020.
For the six months ended June 30, 2021, Adjusted EBITDA in our A&T segment decreased 26% to €61 million compared to €83 million for the six months ended June 30, 2020, primarily due to lower volumes and weaker price and mix, both related to challenging aerospace market conditions resulting from the COVID-19 pandemic, partially offset by strong cost control. For the six months ended June 30, 2021, Adjusted EBITDA per metric ton decreased by 24% to €610 from €802 in the six months ended June 30, 2020.
AS&I
For the three months ended June 30, 2021, Adjusted EBITDA in our AS&I segment increased €42 million to €41 million compared to €(1) million for the three months ended June 30, 2020, primarily due to higher shipments and improved price and mix and solid cost control. For the three months ended June 30, 2021, Adjusted EBITDA per metric ton increased €618 to €587 per ton from €(31) per ton in the three months ended June 30, 2020.
For the six months ended June 30, 2021, Adjusted EBITDA in our AS&I segment increased 138% to €79 million compared to €33 million for the six months ended June 30, 2020, primarily due to higher shipments, improved price and mix and solid cost control. For the six months ended June 30, 2021, Adjusted EBITDA per metric ton increased 87% to €563 per ton from €301 per ton in the six months ended June 30, 2020.
Holdings & Corporate
Adjusted EBITDA for our Holdings and Corporate segment remained relatively stable compared to the corresponding periods in the prior year at €7 million and €11 million, for the three and six months ended June 30, 2021, respectively.

Liquidity and capital resources
Our primary sources of cash flow have historically been cash flows from operating activities and funding or borrowings from external parties.
Based on our current and anticipated levels of operations, and the condition in our markets and industry, we believe that our cash flows from operations, cash on hand, new debt issuances or refinancing of existing debt facilities, and availability under our factoring and revolving credit facilities will enable us to meet our working capital, capital expenditures, debt service and other funding requirements for the foreseeable future. However, our ability to fund working capital needs, debt payments and other obligations depends on our future operating performance and cash flows and many factors outside of our control, including the costs of raw materials, the state of the overall industry and financial and economic conditions and other factors.
It is our policy to hedge all highly probable or committed foreign currency operating cash flows. As we have significant third party future receivables denominated in U.S. dollars, we generally enter into combinations of forward contracts with financial institutions, selling forward U.S. dollars against Euros. In addition, when we are unable to align the price and quantity of physical aluminium purchases with that of physical aluminium sales, we enter into derivative financial instruments to pass through the exposure to metal price fluctuations to financial institutions at the time the price is set. As the U.S. dollar appreciates compared to the Euro or the LME price for aluminium falls, the derivative contracts related to transactional hedging entered into with financial institution counterparties will have a negative mark-to-market. We borrow in a combination of Euros and U.S. Dollars. When the external currency mix of our debt does not match the mix of our assets, we use a combination of cross-currency interest rate swaps and cross-currency swaps to balance the risk. We have bought forward U.S. Dollars compared to the Euro for this purpose. As the U.S. Dollar depreciates against the Euro, the derivative contracts entered into with financial institutions will have a negative mark-to-market.
Our financial institution counterparties may require margin calls should our negative mark-to-market exceed a pre-agreed contractual limit. In order to protect the Group from the potential margin calls for significant market movements, we maintain additional cash or availability under our various borrowing facilities, we enter into derivatives with a large number of financial counterparties and we monitor potential margin requirements on a daily basis for adverse movements in the U.S. dollar compared to the Euro and in aluminium prices. There were no margin calls at June 30, 2021. The margin requirement paid as collateral to counterparties related to foreign exchange hedges and amounted to €3 million at December 31, 2020.
At June 30, 2021, we had €887 million of total liquidity, comprised of €290 million in cash and cash equivalents, €329 million of undrawn availability under our Pan-U.S. ABL Facility, €131 million of availability under our factoring arrangements, €82 million of undrawn availability under our French Inventory Facility, €50 million of undrawn availability under our new German facilities and €5 million of undrawn availability under other credit facilities, of which €2 million was with Bpifrance Financement, a related party.

Cash Flows
The following table summarizes our operating, investing and financing activities for the six months ended June 30, 2021 and 2020:

	For the six months ended June 30,
(in millions of Euros)	2021	2020

Net Cash Flows from / (used in)
Operating activities	148	152
Investing activities	(67)	(97)
Financing activities	(232)	140
Net (decrease) / increase in cash and cash equivalents, excluding the effect of exchange rate changes	(151)	195
Net cash Flows from Operating Activities
For the six months ended June 30, 2021, net cash flows from operating activities were an inflow of €148 million, a €4 million decrease from an inflow of €152 million in the six months ended June 30, 2020. This change primarily reflects a €181 million increase from the change in cash flows from operating activities before working capital and a €185 million decrease in changes from working capital. In the six months ended June 30, 2021, factored receivables under non-recourse arrangements decreased by €14 million compared to a €73 million decrease for the six months ended June 30, 2020.
Net Cash Flows used in Investing Activities
For the six months ended June 30, 2021, net cash flows used in investing activities were €67 million. Capital expenditures net of grants received were €67 million and related primarily to recurring investment in our manufacturing facilities.
For the six months ended June 30, 2020, net cash flows used in investing activities were €97 million. Capital expenditures net of grants received were €98 million and related primarily to recurring investment in our manufacturing facilities and selective growth projects.
Net Cash flows used in Financing Activities
For the six months ended June 30, 2021, net cash flows used in financing activities were €232 million. In the six months ended June 30, 2021, Constellium issued $500 million of 3.750% Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to retire the $650 million 6.625% Senior Notes due 2025, and issued €300 million Sustainability-Linked Notes due 2029, using the proceeds and cash on hand to redeem the $400 million 5.750% Senior Notes due 2024.
For the six months ended June 30, 2020, net cash flows from financing activities were €140 million. In the six months ended June 30, 2020, Constellium issued $325 million of 5.625% Senior Notes due 2028, using a portion of the proceeds to redeem the remaining balance of the 4.625% Senior Notes due 2021 and repay amounts drawn under the Pan-U.S. ABL. In addition, Constellium entered into a €180 million loan partially guaranteed by the French State and drew CHF20 million on a facility partially guaranteed by the Swiss Government.
Historical Capital Expenditures
The following table provides a breakdown of the historical capital expenditures by segment for the periods indicated:

	For the six months ended June 30,
(in millions of Euros)	2021	2020

P&ARP	(27)	(38)
A&T	(21)	(25)
AS&I	(24)	(35)
Holdings and Corporate	(2)	(2)
Total capital expenditures	(74)	(100)

For the six months ended June 30, 2021, our capital expenditures related primarily to asset-sustaining investments across all segments. The decrease in capital expenditures is the result of the measures taken in response to the COVID-19 downturn.
Covenant Compliance
We were in compliance with our covenants as of and for the six months ended June 30, 2021.
Off-Balance Sheet Arrangements
As of June 30, 2021, except as otherwise disclosed in our unaudited condensed interim consolidated financial statements, we have no significant off-balance sheet arrangements (as defined in Instruction 2 to Item 5.E in Form 20-F).
Quantitative and Qualitative Disclosures about Market Risk
In addition to the risks inherent in our operations, we are exposed to a variety of financial risks, such as market risk (including foreign currency exchange, interest rate and commodity price risk), credit risk and liquidity risk, and further information can be found in Note 22 to our audited consolidated financial statements in our Annual report on Form 20-F.
Principal Accounting Policies, Critical Accounting Estimates and Key Judgments
Our principal accounting policies are set out in Note 2 to the audited Consolidated Financial Statements, which are in our Annual report on Form 20-F and in Note 2.2 to our unaudited condensed interim consolidated financial statements at June 30, 2021 and December 31, 2020 and for the three and six months ended June 30, 2021.

Constellium SE
40-44 rue Washington
75008 Paris, France
www.constellium.com